RECEIVED

2008 MAY 27 P 2: 43

Ferreyros OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002808

82-4567

ORGANIZACION
Ferreyros

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, May 20th ,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2008 and our Management Report.

Sincerely yours,

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
MAY 29 2008
THOMSON REUTERS

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el 1er Trimestre 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Victor Astete Palma
Gerente División de Contraloría

Bernardo Chauca Quispe
Contador General

Lima, 19 de mayo del 2008

Ferreyros



Primer trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Organización Ferreyros: Evolución de las ventas
(En US$. millones)



700
560
420
280
140
0
2005 | 2006 | 2007 | 1T 2007 | 1T 2008
337 | 443 | 619 | 160 | 219

Subsidiarias

Orvisa S.A.

Unimaq S.A..

Fiansa S.A.

Depósitos Efe S.A.

Domingo Rodas S.A.

Mega Caucho & Representaciones S.A.C.

Ferrenergy S.A.C.

Cresko S.A.

Parte importante de la estrategia de crecimiento de Ferreyros es el desarrollo de las empresas filiales de la Organización, las mismas que deben contribuir al incremento de ventas y utilidades. Para lograr este objetivo, a lo largo del 2007, se ha realizado en las subsidiarias una inversión del orden de US$ 8.8 millones.

En el 1T 2008 las subsidiarias han realizado importantes ventas. En tal sentido, cabe señalar que la organización en su conjunto vendió US$ 219 millones, 38% más de lo vendido en el mismo período del año anterior.

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayores volúmenes de operaciones en la zona. Reportó al cierre del 1T 2008 ventas por encima de US$ 20 millones en negocios orientados, principalmente, al sector de energía, forestal, transporte fluvial y explotación de petróleo. Una parte importante de las ventas se debió a un contrato firmado con un cliente importante del sector de energía.

La utilidad neta de Orvisa en el 1T 2008 ascendió a S/. 3.1 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros, alcanzó en el 1T 2008 un nivel de ventas de US$16.2 millones, cifra superior en 43% a las ventas del 1T 2007. Este incremento estuvo basado en el crecimiento de la economía y en la transferencia de la línea de construcción ligera que atendía Ferreyros hasta el 2006, incluyendo el negocio de Cat Rental Store.

Cabe destacar que, para sustentar el importante crecimiento de sus operaciones, en el 2007, Unimaq elevó su

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

capital social de S/. 7.5 millones a S/. 30.9 millones, mediante aporte de Ferreyros.

Las utilidad neta de Unimaq en el 1T 2008 ascendió a S/. 3.4 millones.

Fiansa S.A. subsidiaria dedicada a atender el sector metal mecánico, generó en el 1T 2008 ventas de US$ 3 millones. Las ventas incluyen construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas, y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa en el 1T 2008 ascendió a S/. 0.3 millones.

Depósitos Efe S.A. totalizó en el 1T 2008 un volumen de ventas de US$ 163 mil. Las ventas se debieron, principalmente, al almacenaje de líquidos, consolidación de operaciones con los clientes e incorporación de clientes del sector textil, mineros y petrolero.

La utilidad neta de Depósitos Efe en el 1T 2008 ascendió a S/. 78 mil.

Domingo Rodas es la empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el 1T 2008, la empresa obtuvo un nivel de ventas de S/. 2.9 millones. El nivel de ventas alcanzado estuvo explicado, esencialmente, por una mayor eficiencia en el cultivo de los campos, lo que se reflejó en una mayor productividad de kilogramo por hectárea. No obstante, debido a una fuerte reducción de los precios internacionales, así como a la revaluación del nuevo sol del orden de 8.4%, la empresa no pudo obtener una adecuada rentabilidad al cierre del 1T 2008.

Mega Caucho & Representaciones S.A.C. reportó, durante el 1T 2008, ventas por US$3.4 millones. Desarrolla su estrategia de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria. El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato a 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio del 2007 y ha facturado en el 1T 2008 US$0.5 millones.

Cresko S.A. inició sus operaciones en octubre 2007 para atender con productos especializados los mercados de la industria, construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado en el 1T 2008 asciende a US$3.4 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial de Ferreyros en esta empresa fue de US$1.5 millones.

Abarcará la comercialización de insumos químicos, bienes de capital y equipos usados para los sectores de industria, construcción y minería. Estos productos serán comercializados a través de cuatro unidades de negocios claramente definidas ofreciendo adicionalmente un servicio post venta no especializado.

Gestión comercial

En el 1T 2008, Ferreyros realizó la venta de camiones mineros *Caterpillar* por US$14 millones a una empresa minera dedicada a la extracción de oro. Adicionalmente, efectuó ventas de

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

máquinas de movimiento de tierra *Caterpillar* a empresas del sector construcción por US$25 millones.

Cabe agregar, que en el 1T 2008 Orvisa ha realizado una venta importante de 2 grupos generadores modelo 16CM32 marca *Caterpillar* a una importante empresa del sector de energía por US$11.6 millones, como parte del proyecto de ampliación de la central térmica de la ciudad de Iquitos. Este proyecto incluye el desarrollo de ingenieria, obra civil y montaje de la planta. Con esta ampliación ya son 21 MW con motores CAT instalados en esta central.

Asimismo, realizó ventas de camiones *Iveco* por US$4 millones a empresas contratistas que ejecutan trabajos para empresas del sector construcción y sector minero.

Los productos de la línea *Caterpillar* representaron en el año 2007 el 78% del total de las ventas de Ferreyros y Subsidiarias, y en el primer trimestre del 2008 han alcanzado el 81% de las ventas de la organización, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y los equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Otros
8%
Automotor
9%
Agrícola
2%
Caterpillar
81%

Las ventas al 31 de marzo de 2008 ascendieron a S/. 625.5 millones, en comparación con S/. 508.8 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 22.9%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones.

La mayor participación la mostró el sector minero. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en en el primer bimestre del 2008 ha sido de 21.72%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 1T 2008 muestren una participación de 29% en el total de las ventas, con un aumento de más de 13 puntos porcentuales en comparación con el mismo período del año anterior.

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 1T 2008
(En porcentajes)


Industria
1%
Comercio
2%
Transporte
5%
Marino
3%
Agricultura
2%
Construccion
29%
Hidr y Ener
9%
Gobierno
3%
Otros
3%
Minería
43%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales. Para el año 2008 se tiene previsto una inversión de US$42 millones en activos fijos.

Importaciones

En lo referente a las importaciones, cabe destacar que Ferreyros ha mantenido el primer lugar del ranking de importación de

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

Ferreyros

bienes de capital, con un crecimiento de 13.3% respecto del 2007, según reportes de Comexperú elaborados con fuentes de la Sunat.

Importaciones de Bienes de Capital
Enero-Marzo
2008/2007
(Millones de US$ CIF)

N°	RUC	RAZÓN SOCIAL	2007	2008	Var.%
1	20100027292	FERREYROS S.A.A.	99.05	112.23	13.30

Según Comexperú, el nivel de importaciones de bienes de capital en el primer trimestre del 2008 alcanzó en el país la cifra de US$ 2,008 millones de los cuales $124 millones corresponden a Ferreyros y otras empresas de la organización.

Perú: Importaciones de bienes de capital
(en US$ millones)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

	2004	2005	2006	2007	Ene-Mar
■ Import	1,375	3,078	4,440	6,345	2,008

Hechos Destacados

En el 1T 2008, el presidente del directorio de la empresa, Carlos Ferreyros Aspíllaga, anunció su voluntad de dejar el cargo. Como parte de una planificada sucesión, Oscar Espinosa Bedoya, quien se desempeñaba como director gerente general, asumió la posición de presidente del directorio de Ferreyros, mientras que Carlos Ferreyros Aspíllaga fue nombrado vicepresidente del directorio. Mariela García de Fabbri fue designada gerente general, tras haber ocupado por tres años la gerencia general adjunta.

Ferreyros concretó un acuerdo con SPC importante empresa minera dedicada a la extracción de cobre, para proveer de maquinaria *Caterpillar*, por un valor de 65 millones de dólares, al nuevo proyecto Tía María, en Arequipa. Con esta operación, el cliente en mención adquiere el 100% del equipo de acarreo *Caterpillar* para su nueva mina, compuesto mayormente por camiones mineros 793D.

Como parte de la inversión en infraestructura se ha comprado un terreno de mas de 15 mil m2 ubicado en Huachipa, por valor de US$1.2 millones. Este terreno ha sido adquirido por Fiansa para poder servir mejor a los clientes desde Lima.

Asimismo, se tomó la decisión de implementar en Ferreyros el sistema de gestión de recursos empresariales de la empresa SAP, líder mundial en soluciones de sistemas, como parte de la mejora de los procesos del negocio. El proyecto de implementación se iniciará en el mes de abril.

De acuerdo a su estrategia de financiar un porcentaje importante de sus operaciones a través del mercado de capitales, Ferreyros colocó en marzo US$15 millones en bonos corporativos, con una demanda total de US$26.1 millones, a una tasa de 6.5%. Con esta colocación, en el marco del primer programa de instrumentos representativos de deuda, el monto vigente de bonos corporativos de Ferreyros en el mercado asciende a más de US$85 millones.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al primer trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales"

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19916

solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2008 ascendieron a S/. 625.5 millones, en comparación con S/. 508.8 millones del mismo período del año anterior, lo que equivale a ur incremento de 22.9%, explicado por lc siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 30.5% a las del 1T 2007 (S/. 392.8 millones en el 1T 2008; S/. 301.1 millones en el 1T 2007), debido a lo siguiente:

- Incremento de 36.9% en la venta de equipos *Caterpillar* (S/. 319.2 millones en el 1T 2008; S/. 233.1 millones er el 1T 2007), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 46.5% (S/. 10.1 millones en el 1T 2008; S/. 6.9 millones en el 1T 2007), explicado, principalmente, por ventas a clientes del sector agroexportador.
- Aumento de 52.6% en las ventas de la línea automotriz (S/. 47.8 millones en el 1T 2008; S/. 31.3 millones en el 1T 2007), producido por ventas de volquetes *Iveco*, por S/ 34.0 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.

Disminución de 47.1% en las ventas de unidades usadas (S/. 15.8 millones en el 1T 2008; S/. 29.8 millones en el 1T 2007), debido a que en el 1T 2007 se realizaron importantes ventas de unidades usadas de la flota alquiler y, adicionalmente, se liquidó la mayor parte de unidades usadas recuperadas por falta de pago.

Las ventas de repuestos y servicios mostraron en el 1T 2008 un incremento de 12.1% en comparación con las del mismo período del año anterior (S/.170.6 millones en el 1T 2008; S/.152.2 millones en el 1T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en S/. millones)


566.4
635.7
639.9
152.2
170.6
2005
2006
2007
Ene-Mar 2007
Ene-Mar 2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 1T 2008 fueron superiores en 77.8% a los del mismo período del año anterior (S/. 11.5 millones el 1T 2008; S/. 6.4 millones en el 1T 2007), debido a una mayor demanda de clientes del sector construcción y a un incremento de la flota de alquiler de 30 a 170 unidades.

UTILIDAD EN VENTAS

La utilidad en ventas del 1T 2008 ascendió a S/. 107.8 millones, monto superior en 2.6% a la del año anterior que fue de S/. 105.1 millones. En términos porcentuales, el margen bruto del 1T 2008 es inferior al del mismo período del año anterior (17.2% en el 1T 2008; 20.7% en el 1T 2007). La disminución en el margen bruto porcentual se debe a una disminución significativa en el tipo cambio, que ha ocasionado una reducción en la conversión a soles de los precios de venta en dólares, frente a un costo de ventas que refleja el equivalente en soles de los dólares de la importación a un tipo de cambio histórico del momento de la compra, el cual dada la revaluación

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

del sol de los últimos meses es mayor, afectando consecuentemente los márgenes brutos contables, pero no de la misma manera los reales. La mayor parte de esta menor utilidad es compensada con la utilidad en cambio resultante de ajustar los pasivos en dólares relacionados con la compra de los inventarios vendidos.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el primer trimestre de 2008 a S/. 71.3 millones, en comparación con S/. 55.5 millones del mismo período del año anterior, un incremento de 28.4% atribuible, básicamente, a un aumento de los gastos variables como consecuencia del crecimiento de las ventas y a un incremento en los gastos fijos, debido a: i) aumento de remuneraciones para reponer la pérdida de poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la futura demanda de servicios de mantenimiento y reparaciones y iii) aumento en la provisión para cuentas de cobranza dudosa, referido, básicamente, a un cliente contratista minero, cuyo crédito tiene cierto grado de riesgo de incobrabilidad.

INGRESOS FINANCIEROS

Los ingresos financieros del primer trimestre de 2008 ascendieron a S/. 8.7 millones en comparación con S/. 10.1 millones del mismo período del año anterior, lo que representan una disminución de 14.2%, debido a que, a partir de enero del 2008, los descuentos por pronto pago de compras de máquinas Caterpillar han sido reemplazados por el proveedor por un descuento sobre su precio de venta; vale decir, el ingreso financiero del 2007 representa en el 2008 un menor precio de compra.

Ferreyros S.A.A. y Subsidiarias: Evolución de los ingresos financieros (En S/. millones)


50
40
30
20
10
0

2005	2006	2007	Mar-07	Mar-08
24.3	34.2	46.4	10.1	8.7

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 14.1 millones en el primer trimestre de 2008, en comparación con S/.9.4 millones del mismo período del año anterior, lo que representa un aumento de 50.2%, debido, principalmente, a un aumento de S/.110.1 millones en el pasivo promedio sujeto a pago de interés. El pasivo promedio en el 1T 2008 fue de S/.722.7 millones frente al pasivo promedio del 1T 2007 que fue de S/.612.6 millones. El mayor pasivo promedio se explica, principalmente, por i) aumento de las compras de inventario debido al crecimiento de las ventas y a la necesidad de mantener mayores existencias para suplir la falta de abastecimiento de fábrica como consecuencia del aumento de la demanda mundial de sus productos, pasando los inventarios de S/. S/. 458 millones al 31.03.07 a S/. 570 millones al 31.03.08; y ii) incremento del activo fijo por la construcción del nuevo local de Monterrico y por compras de nuevas unidades para la flota de alquiler de equipo pesado, cuyo monto total ha pasado de S/. 132 millones al 31.03.07 a S/. 256 millones al 31.03.08. Adicionalmente, el crecimiento de los gastos financieros ha sido producido por un ligero aumento en la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Este aumento, sin embargo, ha sido compensado, en parte, con un menor pago en soles de intereses pactados en dólares norteamericanos, debido a la caída del tipo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA GUISPE
Contador General - Mat. 10916

de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de asociada, reconocidas por el método de participación patrimonial. Los egresos por este concepto ascendieron a S/. 0.7 millones en el 1T 2008, en comparación con un ingreso de S/. 4.1 millones registrados en el mismo período del año anterior, una disminución de 116.4%, explicada, principalmente, por una disminución muy significativa de la utilidad registrada por una asociada del sector seguros, que tuvo ingresos extraordinarios muy importantes en el 2007.

OTROS INGRESOS (EGRESOS)

En el primer trimestre de 2008 se registró en este rubro un ingreso neto de S/. 3.0 millones en comparación con un ingreso neto de S/. 1.4 millones del mismo período del año anterior. En el primer trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 2.6 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) otros ingresos netos por S/. 0.3 millones. En el primer trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.2 millones por alquiler de locales; iii) ingresos diversos por S/. 1.0 millones.

UTILIDAD (PÉRDIDA) EN CAMBIO

El primer trimestre de 2008 y el primer trimestre de 2007 incluyen utilidad en cambio por S/. 34.5 millones y S/. 1.3 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (8.4% el primer trimestre de 2008 y 0.4% el primer trimestre de 2007), lo cual genera una reducción en el valor equivalente de nuestros pasivos en dólares, compensando la menor utilidad bruta contable que no permite ajustar de la misma manera los inventarios.

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del primer trimestre de 2008 ascendió a S/. 42.8 millones en comparación con S/. 36.8 millones del mismo período del año anterior, esto es, un aumento de 16.1%, explicado, principalmente por un mayor volumen de ventas con márgenes en términos de dólares que se han mantenido en los niveles esperados por la empresa, los cuales sin embargo, se reflejan en los estados financieros como una menor utilidad bruta en soles por la disminución del tipo de cambio del dólar; sin embargo, dicha menor utilidad bruta ha sido compensada con una parte significativa de la utilidad en cambio. La mayor utilidad en cambio ha permitido, además, cubrir la disminución de ingresos financieros y participación en los resultados de subsidiarias, así como el aumento de gastos de administración y ventas, gastos financieros y egresos diversos, así como incrementar la utilidad neta en S/. 5.9 millones en relación con la obtenida en el mismo período del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 1T 2008 ascendió a S/. 62.9 millones frente a S/. 73.7 millones del mismo período del año anterior, lo cual representa una disminución de 14.6%.

Tal como se explica en el rubro de "Utilidad neta", si bien los márgenes sobre ventas en términos de dólares se han mantenido, en los estados financieros se refleja una menor utilidad bruta en soles por la disminución del tipo de cambio del dólar, la misma que ha sido compensada

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

en su mayor parte por la utilidad en cambio generada por los pasivos en dólares relacionados con la compra de los inventarios. Sin embargo, para el cálculo de la UAIDA se excluye dicha utilidad en cambio, ocasionando la diferencia mencionada en el párrafo anterior.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 31 de marzo de 2008 ascendió a S/. 1,657.9 millones en comparación con S/. 1,303.9 millones al 31 de marzo de 2007, lo que representa un incremento neto de S/. 353.9 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de Existencias por S/. 111.5 millones debido a: i) un aumento de S/.166.2 millones por compras efectuadas en el período para atender el crecimiento de las ventas y para suplir la falta de abastecimiento de fábrica debido al aumento de la demanda mundial de sus productos, lo cual ha ocasionado una ampliación del tiempo de reposición del inventario de 3 a 5 meses, en promedio; ii) una disminución neta de S/. 49.4 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 5.3 millones por incremento de la provisión para desvalorización de existencias.

b) Aumento neto del Activo Fijo por S/. 154.2 millones, que se explica por: i) un aumento de S/. 99.7 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 74.1 millones por compras de otros activos fijos (S/.24.1 por construcción del nuevo local, S/. 13.6 millones por construcción de central térmica, S/. 9.5 millones por compras de maquinaria y equipo de taller, S/. 7.4 millones por remodelación de talleres del CRC, S/. 9.6 millones por compra de local para almacenaje de máquinas, S/. 3.2 millones por compra de terreno en Huachipa y S/. 6.7 millones por compras de otros activos fijos); iii) un incremento neto de S/. 49.4 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/. 19.9 millones por ventas de activos fijos; v) una reducción de S/. 42.9 millones por aumento en la depreciación acumulada; y vi) una disminución de S/. 6.2 millones por el aumento en la provisión para desvalorización de activo fijo.

Al 31 de marzo de 2008, el total de pasivos ascendió a S/. 1,144.8 millones en comparación con S/. 863.0 millones al 31 de marzo de 2007, lo que equivale a un incremento de S/. 281.7 millones. La conformación de las obligaciones de la empresa al 31 de marzo del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de marzo de 2008 es de 1.36, superior al ratio corriente de 1.34 al 31 de marzo de 2007.

El ratio de apalancamiento financiero al 31 de marzo de 2008 es de 1.52 en comparación con 1.41 al 31 de marzo de 2007. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2008	%	Acumulado al 31-3-2007	%	Variación %
Ventas Netas	625,457	100.0	508,793	100.0	22.9
Costo de Ventas	(517,677)	-82.8	(403,720)	-79.3	28.2
Utilidad en ventas	**107,780**	**17.2**	**105,073**	**20.7**	**2.6**
Gastos de Ventas y Administ.	(71,310)	-11.4	(55,522)	-10.9	28.4
Otros Ingresos (Egresos), neto	2,984	0.5	1,380	0.3	116.2
Utilidad en operaciones	**39,454**	**6.3**	**50,931**	**10.0**	**-22.5**
Ingresos Financieros	8,700	1.4	10,142	2.0	-14.2
Diferencia en cambio	34,535	5.5	1,285	0.3	2,586.7
Gastos Financieros	(14,062)	-2.2	(9,360)	-1.8	50.2
Participación en los resultados de asociada bajo el método de participación patrimonial	(670)	-0.1	4,080	0.8	-116.4
Utilidad antes de Participaciones e Impuesto a la Renta	**67,956**	10.9	**57,079**	11.2	19.1
Participaciones	(5,607)	-0.9	(4,528)	-0.9	23.8
Utilidad antes de Impuesto a la Renta	**62,349**	10.0	**52,551**	10.3	18.6
Impuesto a la Renta	(19,566)	-3.1	(15,703)	-3.1	24.6
Utilidad Neta	**42,783**	6.8	**36,848**	7.2	16.1

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

+Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	31-Mar-08	31-Mar-07	Variación %
Caja y bancos	69,414	26,937	157.7
Cuentas por cobrar comerciales	429,564	419,893	2.3
Inventarios	569,792	458,262	24.3
Otras cuentas por cobrar	20,264	14,932	35.7
Gastos pagados por adelantado	16,468	12,385	33.0
Activo Corriente	**1,105,501**	**932,409**	18.6
Cuentas por cobrar comerciales a largo plazo	44,747	41,040	9.0
Equipo de alquiler	255,919	132,476	93.2
Otros activos fijos	418,358	369,723	13.2
	674,276	502,199	34.3
Depreciación acumulada	(227,322)	(209,482)	8.5
Inmueble, maquinaria y equipo, neto	446,954	292,717	52.7
Inversiones	34,475	24,606	40.1
Otros activos no corrientes	26,199	13,168	99.0
Activo no Corriente	**552,374**	**371,532**	48.7
Total Activo	**1,657,876**	**1,303,940**	27.1
Deuda de corto plazo	108,727	80,844	34.5
Otros pasivos corrientes	704,252	617,585	14.0
Pasivo corriente	**812,979**	**698,428**	16.4
Deuda de largo plazo	331,792	164,601	101.6
Total Pasivo	**1,144,771**	**863,029**	32.6
Ganancias diferidas	**13,662**	**6,377**	114.2
Patrimonio	**499,444**	**434,534**	14.9
Total Pasivo y Patrimonio	**1,657,876**	**1,303,940**	27.1
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	15,493	8,508	
UAIDA	**62,965**	**73,662**	-14.5
Ratios Financieros			
Ratio corriente	1.36	1.34	
Apalancamiento Financiero	1.52	1.41	
Valor contable por acción	1.64	1.42	

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por area de operaciones

(En miles de nuevos soles)

	Acumulado al 31-3-2008	%	Acumulado al 31-3-2007	%	Variación %
Caterpillar					
Gran minería	79,656	12.7	104,335	20.5	-23.7
Otros	239,533	38.3	128,765	25.3	86.0
	319,189	51.0	233,100	45.8	36.9
Equipos Agrícolas	10,067	1.6	6,872	1.4	46.5
Automotriz	47,795	7.6	31,323	6.2	52.6
Unidades usadas	15,759	2.5	29,793	5.9	-47.1
	392,810	62.8	**301,088**	59.2	30.5
Repuestos y servicios	170,636	27.3	152,214	29.9	12.1
Alquileres	11,460	1.8	6,447	1.3	77.8
Otras ventas de subsidiarias	50,551	8.1	49,045	9.6	3.1
Total	**625,457**	100.0	**508,793**	100.0	22.9

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2008
Minería	41.9%
Construcción	28.9%
Comercio y Servicios	2.0%
Marino	3.4%
Agricultura	2.4%
Hidrocarburos y energia	8.8%
Transporte	5.5%
Gobierno	3.1%
Industria	0.9%
Otros	3.1%
Total	100.0%

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 19916

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 31 de marzo del 2008
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	95,094	69,863	10,702	14,529
Inst. Financ. del exterior	43,200	35,200		8,000
Proveedores:				
Caterpillar	50,015	50,015		
Otros	47,932	47,932		
Bonos corporativos	86,875	-	17,500	69,375
Caterpillar Financial Services	36,600	-	9,080	27,520
Otros pasivos	57,170	57,170		
Total	416,887	260,181	37,282	119,424

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 19915

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2008	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.
CPC BERNARDO CHAU QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

	Notas	Al 31 de Marzo 2008	Al 31 de Diciembre 2007
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		69,414	45,896
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	429,564	321,476
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		20,264	25,387
Existencias (neto)	3	569,792	650,790
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		16,468	10,029
Otros Activos		0	0
Total Activo Corriente		**1,105,502**	**1,053,578**
Activo No Corriente			
Inversiones Financieras		**34,475**	**35,591**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		30,798	33,500
Otras Inversiones Financieras		3,677	2,091
Cuentas por Cobrar Comerciales	2	44,747	49,990
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	4	446,954	367,485
Activos Intangibles (neto)		1,690	1,643
Activo por Impuesto a la Renta y Participaciones Diferidos		18,393	17,297
Crédito Mercantil		5,290	5,290
Otros Activos		825	3,726
Total Activo No Corriente		**552,374**	**481,022**
TOTAL ACTIVO		**1,657,876**	**1,534,600**

	Notas	Al 31 de Marzo 2008	Al 31 de Diciembre 2007
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		818	4,029
Obligaciones Financieras		397,230	391,711
Cuentas por Pagar Comerciales		268,963	223,816
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		145,967	124,798
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**812,978**	**744,354**
Pasivo No Corriente			
Obligaciones Financieras		331,792	280,587
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		13,662	12,732
Total Pasivo No Corriente		**345,454**	**293,319**
Total Pasivo		**1,158,432**	**1,037,673**
Patrimonio Neto			
Capital	7	415,557	335,749
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados	7	10,185	15,937
Reservas Legales	7	30,895	18,950
Otras Reservas		0	0
Resultados Acumulados	7	42,807	126,291
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**499,444**	**496,927**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**499,444**	**496,927**
TOTAL PASIVO Y PATRIMONIO NETO		**1,657,876**	**1,534,600**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

S.A.A.

CPC. BORNAP ... QUISPE
Contador G ... Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2008	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2007
Ingresos Operacionales			
Ventas Netas (ingresos operacionales)		625,430	509,688
Otros Ingresos Operacionales		119	37
Total de Ingresos Brutos		**625,549**	**509,725**
Costo de Ventas (Operacionales)		(517,745)	(404,652)
Otros Costos Operacionales		0	0
Total Costos Operacionales		**(517,745)**	**(404,652)**
Utilidad Bruta		**107,804**	**105,073**
Gastos de Ventas		(42,093)	(32,774)
Gastos de Administración		(29,217)	(22,748)
Ganancia (Pérdida) por Venta de Activos		0	0
Otros Ingresos		2,984	1,380
Otros Gastos		0	0
Utilidad Operativa		**39,478**	**50,931**
Ingresos Financieros		43,234	11,428
Gastos Financieros		(14,062)	(9,360)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		(670)	4,080
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**67,980**	**57,079**
Participación de los trabajadores		(5,607)	(4,528)
Impuesto a la Renta		(19,566)	(15,703)
Utilidad (Pérdida) Neta de Actividades Continuas		**42,807**	**36,848**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0
Utilidad (Perdida) Neta del Ejercicio		**42,807**	**36,848**
Utilidad (Pérdida) Neta atribuible a:			
La Matriz		42,807	36,848
Intereses Minoritarios		0	0
		42,807	**36,848**
Utilidad (Pérdida) por Acción			
Utilidad (Pérdida) Básica por Acción Común	9	0.140	0.121
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas			
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2008 al 31 de Marzo de 2008	Del 1 de Enero de 2007 al 31 de Marzo de 2007
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		544,923	394,408
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		2,390	3,096
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		7,661	5,740
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(468,537)	(449,891)
Remuneraciones y Beneficios Sociales		(58,056)	(49,636)
Tributos		(26,773)	(25,112)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(2,230)	(14,826)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(622)**	**(136,221)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		431	480
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		86	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(30)	(2,197)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(17,274)	(3,058)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		0	(5,351)
Otros Pagos de Efectivo Relativos a la Actividad		605	129
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(16,182)**	**(9,997)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(172)	(1,701)
Emisión y aceptación de Obligaciones Financieras		0	0
Emisión de Acciones o Nuevos Aportes		264,965	200,316
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(207,825)	(59,963)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(14,270)	(7,593)
Dividendos Pagados a accionistas de la Matriz		0	(1)
Dividendos Pagados a Intereses Minoritarios		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(2,376)	(6,664)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**40,322**	**124,394**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**23,518**	**(21,824)**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO HUAUCA QUISPE
Contador General – Mat.

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	45,896	48,761
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**69,414**	**26,937**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	42,807	36,848
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	1,061	104
Desvalorización de Existencias	3,082	(2,114)
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	15,364	810
Amortización de Activos Intangibles	29	29
Amortización de Otros Activos	0	0
Provisiones	17,559	14,600
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	14,062	9,360
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	670	0
Impuesto a la Renta y Participación de los Trabajadores	995	1,862
Otros	(3,366)	5,399
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(708)	(943)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	(1,392)	(1,959)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(124,874)	(94,170)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(7,437)	(3,003)
(Aumento) Disminución en Existencias	10,817	(66,574)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(7,989)	(4,687)
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	47,091	22,074
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(8,393)	(53,857)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	[illegible]
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	[illegible]	[illegible]
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	[illegible]	[illegible]
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(622)**	**(136,221)**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. DORNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Pátrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	36,848	0	36,848	0	36,848
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	36,848	0	36,848	0	36,848
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0	0
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0	0	0
Saldos al 31 de Marzo de 2007	284,196	0	0	15,937	22,844	0	112,927	0	435,904	0	435,904
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	42,807	0	42,807	0	42,807
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	42,807	0	42,807	0	42,807
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,752)	11,945	0	(6,193)	0	0	0	0
Saldos al 31 de Marzo de 2008	415,557	0	0	10,185	30,895	0	42,807	0	499,444	0	499,444

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General = Mat. 19915

RECEIVED
2008 MAY 27 P 2:23
FICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 31 de marzo del 2008

1. PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

<u>Moneda funcional y de presentación</u>
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional)..Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 18916

2. CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-03-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	481,314	49,071	377,270	55,419
Intereses diferidos	(10,789)	(4,324)	(13,143)	(5,165)
Provisión para cuentas de cobranza dudosa	(40,961)		(43,602)	(264)
	429,564	**44,747**	**320,525**	**49,990**

3. EXISTENCIAS

Este rubro comprende:

	31-03-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	202,384	330,108
Repuestos	125,845	116,948
Mercaderías	38,227	36,770
Servicios de taller en proceso	34,005	30,331
Productos en proceso	3,979	5,114
Materias primas y material de empaque	3,790	3,909
Existencias por recibir	170,731	139,385
	578,961	**662,565**
Provisión para desvalorización de existencias	(9,169)	(11,775)
	569,792	**650,790**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	31-03-08	31-03-07
	S/.000	S/.000
Saldo inicial	11,775	12,508
Adiciones del período	3,082	2,068
Aplicaciones por ventas	(5,688)	(4,182)
Saldo final	**9,169**	**10,394**

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4. INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	49,794	11,870	-	-	1,835	**63,499**
Edificios y otras construcciones	126,932	296	-	-	(10,973)	**116,255**
Instalaciones	12,456	325	-	-	57	**12,838**
Maquinaria y Equipo	167,743	1,393	(620)	1,181	(2,771)	**166,926**
Maquinaria y Equipo- Flota de Alquiler	181,267	48,028	(92)	26,716	-	**255,919**
Unidades de Transporte	10,133	819	(109)	-	(444)	**10,399**
Muebles y Enseres	47,622	1,159	(7)	-	(96)	**48,678**
Trabajos en Curso	1,969	1,412	-	-	(38)	**3,343**
	597,915	**65,302**	**(828)**	**27,897**	**(12,430)**	**677,856**
Depreciación Acumulada -						
Edificios y otras construcciones	40,788	876	-	-	(4,911)	**36,753**
Instalaciones	7,891	185	-	-	(357)	**7,718**
Maquinaria y Equipo	104,523	3,507	(502)	(11)	(1,272)	**106,245**
Maquinaria y Equipo- Flota de Alquiler	28,630	9,715	-	(2,202)	-	**36,143**
Unidades de Transporte	7,256	320	(110)	12	(538)	**6,940**
Muebles y Enseres	32,763	855	-	(12)	(83)	**33,523**
	221,851	**15,457**	**(612)**	**(2,213)**	**(7,161)**	**227,322**
Provisión para desvalorización	**(8,579)**	(658)	-	388	5,269	**(3,580)**
Costo neto	**367,485**					**446,954**

La columna "Otros cambios" corresponde a la reestructuración del costo y depreciación acumulada de los activos fijos de una subsidiaria de acuerdo con una revaluación de éstos, cuyo importe neto se reconoció en los resultados del año 2007.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

5. EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	41,190	15,000	41,190		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	6,875	18,879	2,500	6,865	4,375	12,014
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	27,460			10,000	27,460
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	41,190			15,000	41,190
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	41,190			15,000	41,190
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Febrero del 2009	10,000	27,460			10,000	27,460
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	41,190			15,000	41,190
TOTALES			86,875	238,559	17,500	48,055	69,375	190,504

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 3.1 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,716

6. INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	536,735	88,814	625,549	451,120	58,605	509,725
Utilidad de operación	29,615	9,863	39,478	45,973	4,958	50,931
Principales activos:						
Activos fijos	227,947	219,007	446,954	195,740	96,977	292,717
Existencias	495,718	74,073	569,791	386,388	71,874	458,262
Cuentas por Cobrar	398,421	75,890	474,311	388,641	72,292	460,933

7. PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. Asimismo, se aprobó delegar en el Directorio la facultad de fijar la fecha de pago de dividendos en efectivo dentro de los 60 días posteriores a la realización de la Junta. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 377´778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

8. CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.6 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.23.7 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 35.6 y S/. 5.8 millones, respectivamente, incluidos multas e intereses. La

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19516

Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.3 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.0 millones, incluidos multas e intereses. La Compañía presentará un recurso de reclamación ante la Administración Tributaria.

f. Al 31 de marzo del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 8.2 millones y US $ 21.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.2 millones, que garantizan transacciones diversas.

9. UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19911

		Trimestres terminados el:	
		31-03-08	31-03-07
Utilidad neta	S/. 000	42,807	36,848
Promedio ponderado de las acciones comunes en circulación		305,226,504	305,226,504
Utilidad básica por acción	S/.	0.140	0.121

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

10. TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-08 S/.000	31-03-07 S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	46,348	20,782
Transferencias de inmuebles, maquinarias y equipo a existencias	15,315	21,072

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General · Mat. 18915

END